Exhibit 99.1

FOR IMMEDIATE RELEASE

Best Buy Reward Zone Rounds Out Retail Portfolio for Points.com

Reward Zone Members Can Now Exchange Reward Points from Other Programs

TORONTO (November 23, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty reward program management website, www.Points.com, is adding the Reward Zone loyalty program of Best Buy Co., Inc. (NYSE:BBY) to its expanding list of retail offerings. Members are now able to exchange loyalty rewards from other programs for Best Buy Reward Zone points via Points.com’s loyalty marketplace.

This is the first time Best Buy Reward Zone and Points.com have joined forces to enhance the experience for their members. Under the new relationship, Points.com will provide Reward Zone members the ability to grow their Reward Zone points balance faster by exchanging points or miles from other participating programs on Points.com into Reward Zone points. For more information about Reward Zone, visit www.MyRZ.com.

"Since our new site launch, Points.com has focused aggressively on expanding our relationships with retail partners. Building a relationship with a major player like Best Buy Reward Zone is a natural extension for the service," said Rob MacLean, CEO of Points.com. "This is only the beginning. Points.com looks forward to building upon this initial partnership to give Reward Zone members full freedom to get the most out of their hard-earned points."

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, on Facebook (www.points.com/facebook), or on our blog (www.blog.points.com).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

For more information contact:

Investor relations:
Laura Foster / Andrew Greenebaum
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com; andrewg@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com